Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* CapitalSource Holdings LLC (Last) (First) (Middle) 4445 Willard Avenue, 12th Floor (Street) Chevy Chase MD, 20815	2. Date of Event Requiring Statement Month/Day/Year April 9, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Encore Medical Corporation (NasdaqNM: "ENMC")
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
_  Director   X  10% Owner
_  Officer (give title below)
    Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) _ Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	(Over) SEC1473 (9-02)
FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security(Instr. 4)		4. Conver- sion or Exercise Price of Deri -vative Security	5. Owner- ship Form of Deriv -ative Securities: Direct(D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership(Instr. 5)
	Date Exer- cisable	Expira- Date	Title	Amount or Number of Shares
Common Stock Warrant (Right to buy)	(1)	2/8/09	Common Stock	2,198,614 (2)	$0.01 (2)	D (3)	(3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:

(1) This warrant first became exercisable on March 30, 2002.

(2) The number of shares of Common Stock issuable upon exercise of this warrant and the exercise price per share are subject to adjustment in the event of certain circumstances.

(3) This warrant is held directly by CapitalSource Holdings LLC. Each of John K. Delaney and Jason M. Fish is an Executive Manager of CapitalSource Holdings LLC. Each of Messrs. Delaney and Fish disclaims beneficial ownership of the warrant and the underlying securities except to the extent of his pecuniary interest therein, and the filing of this report by them shall not be deemed an admission that either of them is the beneficial owner of the warrant or the underlying securities for purposes of Section 16 or for any other purpose.

	CapitalSource Holdings LLC By: John K. Delaney, Executive Manager /s/ John K. Delaney **Signature of Reporting Person	January 22, 2003 Date
** *

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

If the form is filed by more than one reporting person, see Instructions 4(b)(v).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2

Joint Filer Information

Name:                                  John K. Delaney

Address:                              c/o CapitalSource Holdings LLC
                                           4445 Willard Avenue, 12th Floor
                                           Chevy Chase, MD 20815

Designated Filer:                  CapitalSource Holdings LLC

Date of event Requiring
Statement:                            April 9, 2002

Issuer & Ticker Symbol:       Encore Medical Corporation (NasdaqNM: ENMC)

Relationship to issuer:            Each of the Reporting Persons may be deemed a 10% Owner

Signature:                              /s/  John K. Delaney                                     January 22, 2003
                                             John K. Delaney                                          Date

Joint Filer Information

Name:                                  Jason M. Fish

Address:                              c/o CapitalSource Holdings LLC
                                           4445 Willard Avenue, 12th Floor
                                           Chevy Chase, MD 20815

Designated Filer:                  CapitalSource Holdings LLC

Date of event Requiring
Statement:                            April 9, 2002

Issuer & Ticker Symbol:       Encore Medical Corporation (NasdaqNM: ENMC)

Relationship to issuer:            Each of the Reporting Persons may be deemed a 10% Owner

Signature:                              /s/  Jason M. Fish                                     January 22, 2003
                                             Jason M. Fish                                          Date